UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Mercury Ecommerce Acquisition Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

589381201
(CUSIP Number)

R. Andrew White
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098
(713) 715-6820

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

August 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
R. Andrew White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,465,375

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,465,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4% (based on the 18,041,500 shares of Class A Common Stock and 4,510,375 shares of Class B Common Stock (“Founder Shares”) reported by the Issuer as outstanding as of August 20, 2021, after giving effect to the partial exercise of the underwriter’s over-allotment option and forfeiture of Founder Shares by the Sponsor)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
M. Blair Garrou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,340,375

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,340,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,340,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (based on the 18,041,500 shares of Class A Common Stock and 4,510,375 Founder Shares reported by the Issuer as outstanding as of August 20, 2021, after giving effect to the partial exercise of the underwriter’s over-allotment option and forfeiture of Founder Shares by the Sponsor)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
Mercury Sponsor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,465,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,465,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4% (based on the 18,041,500 shares of Class A Common Stock and 4,510,375 Founder Shares reported by the Issuer as outstanding as of August 20, 2021, after giving effect to the partial exercise of the underwriter’s over-allotment option and forfeiture of Founder Shares by the Sponsor)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the 13D as specifically set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On March 4, 2021, the Issuer issued 5,031,250 shares (the “Founder Shares”) of Class B common stock of the Issuer to the Sponsor for an aggregate price of $25,000, or approximately $0.005 per share, pursuant to a Securities Subscription Agreement, dated as of March 4, 2021 between the Issuer and the Sponsor.  The Founder Shares included an aggregate of up to 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the Issuer’s initial public offering (the “IPO”) (assuming the Sponsor did not purchase any units (the “Units”), each consisting of one share of Class A Common Stock and one-half of one redeemable warrant to purchase Class A Common Stock (such warrants, the “IPO Warrants”), in the IPO.  The Sponsor financed the $25,000 purchase of Founder Shares with equity proceeds from its members.

On July 27, 2021, the Issuer and the Sponsor entered into a Private Placement Warrants Purchase Agreement (the “Warrants Purchase Agreement”), pursuant to which the Sponsor agreed to purchase from the Issuer 7,850,000 warrants (or up to 8,637,500 warrants if the over-allotment option in connection with the IPO is exercised in full) (the “Private Warrants”), each Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.  Each of the IPO Warrants and the Private Warrants will generally become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the closing of the IPO.

On July 30, 2021, the Issuer issued an aggregate of 17,500,000 Units in the IPO, and issued 7,850,000 Private Warrants to the Sponsor pursuant to the Warrants Purchase Agreement.  In connection with the IPO, the underwriters also allocated and sold 143,107 Units to Mercury Houston and 731,893 Units to Mercury Affiliates.  The Sponsor financed the $7,850,000 purchase of Private Warrants with equity proceeds from its members.  Mercury Houston and Mercury Affiliates financed the aggregate $8,750,000 purchase of Units with equity proceeds from their members.

On August 20, 2021, in connection with the partial exercise of the underwriter’s over-allotment option pursuant to the IPO, the Issuer issued an additional 541,500 Units in the IPO and an additional 162,450 Private Warrants to the Sponsor, and the Sponsor forfeited 520,875 Founder Shares.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in Item 4 below.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021	R. ANDREW WHITE

/s/ R. Andrew White

Dated: August 25, 2021	M. BLAIR GARROU

/s/ M. Blair Garrou

Dated: August 25, 2021	MERCURY SPONSOR GROUP I, LLC

By: /s/ R. Andrew White
R. Andrew White, President